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INDEPENDENT AUDITORS' CONSENT


         We consent to the use in this Registration Statement, relating to $75,000,000 of 10 3/8% Senior Subordinated Notes due 2008, of TransDigm Inc. on Form S-4 of our report dated December 1, 2001 (June 7, 2002 as to Notes 19 and
20), appearing in the Prospectus, which is part of this Registration Statement, and of our report dated December 1, 2001 relating to the financial statement schedule appearing elsewhere in this Registration Statement.

         We also consent to the reference to us under the headings "Summary Consolidated Historical and Pro Forma Financial Data", "Selected Historical Consolidated Financial Data" and "Experts" in such Prospectus.


DELOITTE & TOUCHE LLP

Cleveland, Ohio
June 28, 2002